FILED BY EDGAR CORRESPONDENCE

January 12, 2015

Mr. Lyn Shenk
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

RE:    SEACOR Holdings Inc.
Form 10-K for the Year Ended December 31, 2013
Filed March 3, 2014
File No. 001-12289

Form 10-Q for the Quarterly Period Ended September 30, 2014
Filed October 27, 2014
File No. 001-12289

Dear Mr. Shenk:
This letter is written on behalf of SEACOR Holdings Inc. (the “Company”) in response to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) as set forth in your letter to the Company dated December 30, 2014. For your convenience, the numbered paragraphs in this letter correspond to the original numbered paragraphs in the Staff’s comment letter, and we have repeated the Staff’s comments in bold text preceding our responses.
Form 10-K for the Fiscal Year Ended December 31, 2013
Item 8. Financial Statements and Supplementary Data
Consolidated Statement of Cash Flows, page 92

1.	Please tell us why you have recorded “Purchases of Marketable Securities” and “Proceeds from sale of Marketable Securities” as cash flows from operating activities instead of as investing cash flows.
Company Response:
The Company has classified its long marketable security portfolio as “trading securities” in accordance with Accounting Standards Codification (“ASC”) 320-10-25-1. Specifically, ASC 320-10-25-1(a) states: “If a security is acquired with the intent of selling it within hours or days, the security shall

Mr. Lyn Shenk
January 12, 2015

be classified as trading. However, at acquisition an entity is not precluded from classifying as trading a security it plans to hold for a longer period. Classification of a security as trading shall not be precluded simply because the entity does not intend to sell it in the near term.”
With respect to the classification of cash flows related to trading securities, ASC 230-10-45-19 states: “Cash receipts and cash payments resulting from purchases and sales of securities classified as trading securities as discussed in Topic 320 shall be classified pursuant to this Topic based on the nature and purpose for which the securities were acquired.” Furthermore, ASC 230-10-45-20 states: “Cash receipts and cash payments resulting from purchases and sales of other securities and other assets shall be classified as operating cash flows if those assets are acquired specifically for resale and are carried at market value in a trading account.”
The Company engages in marketable security transactions as part of its normal ongoing activities, albeit not as significant or material as its reported business segments, with the view of generating trading profits over the near term. The Company enters into long positions of marketable securities held for resale in the near term and enters into short positions of marketable securities subject to settlement in the near term. Although it may not actively trade the securities “within hours or days,” the Company does actively manage the portfolio with the intent to trade in the near term. The Company continuously monitors its trading portfolio positions and transacts trades based on its then current market outlook. The Company’s long and short marketable security positions are both carried at fair market value on its consolidated balance sheets with realized and unrealized gains and losses being reported in its consolidated statements of income as marketable security gains (losses), net. Based on the nature and purpose of its trading portfolio as part of its normal ongoing activities, the Company believes it is appropriate to classify the cash flows related to its marketable security transactions as operating cash flows.
Form 10-Q for the Quarter Ended September 30, 2014
Item 4. Controls and Procedures, page 45

2.
Your disclosure here specifically refers to only a portion of the disclosure controls and procedures as defined in Exchange Act rules 13a-15(e) and 15d-15(e). Specifically, you did not indicate that disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Although there is no requirement to disclose the full definition, specific reference to only a portion of the definition gives the appearance of limiting management’s conclusion solely to the portion referred to. Please represent to us and revise all future filings for management’s conclusion in regard to the company’s disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e).

Company Response:
The Company’s principal executive officer and principal financial officer confirm that their conclusions regarding the effectiveness of the Company’s disclosure controls and procedures as of September 30, 2014 was as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e). The Company will amend its future filings by conforming to the following updated September 30, 2014 disclosure:

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Mr. Lyn Shenk
January 12, 2015

Evaluation of Disclosure Controls and Procedures
With the participation of the Company’s principal executive officer and principal financial officer, management evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of September 30, 2014. Based on their evaluation, the Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures were effective as of September 30, 2014.
The Company’s disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Security and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, to allow timely decisions regarding required disclosures. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those internal control systems determined to be effective can provide only a level of reasonable assurance with respect to financial statement preparation and presentation.
The Company hereby acknowledges to the Commission that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *
If the Staff has any questions regarding the foregoing responses, please do not hesitate to contact me.

Sincerely,

/s/ MATTHEW CENAC

Matthew Cenac
Senior Vice President and Chief Financial Officer

Cc:	Mr. Charles Fabrikant, Executive Chairman and Director of SEACOR Holdings Inc.
Mr. Paul Robinson, Senior Vice President and General Counsel of SEACOR Holdings Inc.

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